SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
English press release entitled, “Partial Amendments to Consolidated Financial Results April 1, 2013 – March 31, 2014”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 26, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

June 26, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Partial Amendments to Consolidated Financial Results April 1, 2013 – March 31, 2014

ORIX Corporation amends a part of the consolidated financial results April 1, 2013 – March 31, 2014, which it announced on May 8, 2014. As there are amendments to numerical data as well, ORIX Corporation will also submit the amended numerical data. The figures underlined are amended.

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1. Performance Highlights as of and for the Year Ended March 31, 2014

(3) Performance Highlights – Cash Flows (Unaudited)

Before correction

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
March 31, 2014	469,644	(201,229)	(274,167)	827,299
March 31, 2013	391,304	105,657	(467,193)	826,296

After correction

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
March 31, 2014	470,993	(202,166)	(274,579)	827,299
March 31, 2013	391,304	105,657	(467,193)	826,296

1. Summary of Consolidated Financial Results

(2) Analysis of Consolidated Financial Condition

Before correction

Summary of Cash Flows

Cash and cash equivalents increased by ¥1,003 million to ¥827,299 million compared to March 31, 2013.

Cash flows provided by operating activities were ¥469,644 million during the fiscal year, up from ¥391,304 million during the previous fiscal year resulting from an increase in net income compared to the previous fiscal year, an increase in trade notes and accounts payable compared to the previous fiscal year, a decrease in trading securities compared to the previous fiscal year, and a smaller decrease in restricted cash and inventories, in addition to adjustments made for the non-cash revenue and expense items such as depreciation and amortization and write-downs of securities, and gains on sales of subsidiaries and affiliates and liquidation losses, net compared to the previous fiscal year.

Cash flows used in investing activities were ¥201,229 million during the fiscal year, having provided ¥105,657 million during the previous fiscal year. This change was due to increases in acquisitions of subsidiaries, net of cash acquired, installment loans made to customers, purchases of available-for-sale securities and purchases of lease equipment, partially offset by increases in principal collected on installment loans and proceeds from sales of operating lease assets.

Cash flows used in financing activities were ¥274,167 million during the fiscal year, while having used ¥467,193 million during the previous fiscal year. This change was due to a decrease in repayment of debt with maturities longer than three months and an increase in deposits due to customers, partially offset by decrease in proceeds from debt with maturities longer than three months.

After correction

Summary of Cash Flows

Cash and cash equivalents increased by ¥1,003 million to ¥827,299 million compared to March 31, 2013.

Cash flows provided by operating activities were ¥470,993 million during the fiscal year, up from ¥391,304 million during the previous fiscal year resulting from an increase in net income compared to the previous fiscal year, an increase in trade notes and accounts payable compared to the previous fiscal year, a decrease in trading securities compared to the previous fiscal year, and a smaller decrease in restricted cash and inventories, in addition to adjustments made for the non-cash revenue and expense items such as depreciation and amortization and write-downs of securities, and gains on sales of subsidiaries and affiliates and liquidation losses, net compared to the previous fiscal year.

Cash flows used in investing activities were ¥202,166 million during the fiscal year, having provided ¥105,657 million during the previous fiscal year. This change was due to increases in acquisitions of subsidiaries, net of cash acquired, installment loans made to customers, purchases of available-for-sale securities and purchases of lease equipment, partially offset by increases in principal collected on installment loans and proceeds from sales of operating lease assets.

Cash flows used in financing activities were ¥274,579 million during the fiscal year, while having used ¥467,193 million during the previous fiscal year. This change was due to a decrease in repayment of debt with maturities longer than three months and an increase in deposits due to customers, partially offset by decrease in proceeds from debt with maturities longer than three months.

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(4) Condensed Consolidated Statements of Changes in Equity

(For the Years Ended March 31, 2013 and 2014)

(Unaudited)

Before correction

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2013	194,039	229,600	1,305,044	(36,263)	(48,824)	1,643,596	43,977	1,687,573

Contribution to subsidiaries						—	89,396	89,396
Transaction with noncontrolling interests		239				239	2,058	2,297
Comprehensive income, net of tax:
Net income			186,794			186,794	3,089	189,883
Other comprehensive income
Net change of unrealized gains on investment in securities				9,677		9,677	926	10,603
Net change of defined benefit pension plans				3,359		3,359	213	3,572
Net change of foreign currency translation adjustments				21,772		21,772	10,998	32,770
Net change of unrealized gains on derivative instruments				1,457		1,457	30	1,487

Total other comprehensive income						36,265	12,167	48,432

Total comprehensive income						223,059	15,256	238,315

Cash dividends			(15,878)			(15,878)	(2,099)	(17,977)
Conversion of convertible bond	25,066	24,953				50,019	—	50,019
Exercise of stock options	441	347				788	—	788
Acquisition of treasury stock					(19)	(19)	—	(19)
Acquisition of Robeco			(5,471)		24,880	19,409	27,850	47,259
Other, net		310	(2,887)		104	(2,473)	—	(2,473)

Balance at March 31, 2014	219,546	255,449	1,467,602	2	(23,859)	1,918,740	176,438	2,095,178

After correction

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2013	194,039	229,600	1,305,044	(36,263)	(48,824)	1,643,596	43,977	1,687,573

Contribution to subsidiaries						—	89,396	89,396
Transaction with noncontrolling interests		239				239	2,058	2,297
Comprehensive income, net of tax:
Net income			186,794			186,794	3,089	189,883
Other comprehensive income
Net change of unrealized gains on investment in securities				9,677		9,677	926	10,603
Net change of defined benefit pension plans				3,359		3,359	213	3,572
Net change of foreign currency translation adjustments				21,772		21,772	10,998	32,770
Net change of unrealized gains on derivative instruments				1,457		1,457	30	1,487

Total other comprehensive income						36,265	12,167	48,432

Total comprehensive income						223,059	15,256	238,315

Cash dividends			(15,878)			(15,878)	(2,099)	(17,977)
Conversion of convertible bond	25,066	24,878				49,944	—	49,944
Exercise of stock options	441	422				863	—	863
Acquisition of treasury stock					(19)	(19)	—	(19)
Acquisition of Robeco			(5,471)		24,880	19,409	27,850	47,259
Other, net		310	(2,887)		104	(2,473)	—	(2,473)

Balance at March 31, 2014	219,546	255,449	1,467,602	2	(23,859)	1,918,740	176,438	2,095,178

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(5) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2013 and 2014)

(Unaudited)

Before correction

(millions of yen)

	Year ended March 31, 2013	Year ended March 31, 2014
Cash Flows from Operating Activities:
Net income	119,058	193,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	177,280	206,640
Provision for doubtful receivables and probable loan losses	10,016	13,834
Increase in policy liabilities	20,990	28,429
Equity in net income of affiliates (excluding interest on loans)	(12,874)	(17,619)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(7,883)	(64,923)
Gains on sales of available-for-sale securities	(17,252)	(14,149)
Gains on sales of real estate under operating leases	(5,816)	(5,872)
Gains on sales of operating lease assets other than real estate	(14,032)	(17,820)
Write-downs of long-lived assets	17,896	23,421
Write-downs of securities	22,838	7,989
Decrease in restricted cash	33,852	22,506
Decrease (Increase) in trading securities	(16,264)	21,300
Decrease in inventories	37,918	11,707
Decrease (Increase) in other receivables	20,782	(6,771)
Increase (Decrease) in trade notes, accounts payable and other liabilities	(8,715)	47,102
Decrease in accrued expenses	(2,207)	(9,073)
Other, net	15,717	28,952

Net cash provided by operating activities	391,304	469,644

Cash Flows from Investing Activities:
Purchases of lease equipment	(736,373)	(859,169)
Principal payments received under direct financing leases	381,080	459,003
Installment loans made to customers	(918,777)	(1,035,564)
Principal collected on installment loans	1,193,884	1,264,649
Proceeds from sales of operating lease assets	173,890	251,567
Investment in affiliates, net	(19,206)	(46,942)
Proceeds from sales of investment in affiliates	3,280	15,426
Purchases of available-for-sale securities	(684,870)	(897,246)
Proceeds from sales of available-for-sale securities	417,534	318,697
Proceeds from redemption of available-for-sale securities	373,729	473,126
Purchases of held-to-maturity securities	(46,567)	(8,519)
Purchases of other securities	(26,855)	(24,761)
Proceeds from sales of other securities	40,568	26,501
Purchases of other operating assets	(15,152)	(52,550)
Acquisitions of subsidiaries, net of cash acquired	(43,223)	(93,458)
Sales of subsidiaries, net of cash disposed	(171)	—
Other, net	12,886	8,011

Net cash provided by (used in) investing activities	105,657	(201,229)

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(20,507)	(105,784)
Proceeds from debt with maturities longer than three months	1,365,827	1,210,209
Repayment of debt with maturities longer than three months	(1,790,616)	(1,497,614)
Net increase in deposits due to customers	6,623	127,610
Cash dividends paid to ORIX Corporation shareholders	(9,676)	(15,878)
Contribution from noncontrolling interests	1,133	11,501
Cash dividends paid to redeemable noncontrolling interests	(5,763)	(1,224)
Net decrease in call money	—	(5,000)
Other, net	(14,214)	2,013

Net cash used in financing activities	(467,193)	(274,167)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,636	6,755

Net increase in Cash and Cash Equivalents	39,404	1,003
Cash and Cash Equivalents at Beginning of Year	786,892	826,296

Cash and Cash Equivalents at End of Year	826,296	827,299

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After correction

(millions of yen)

	Year ended March 31, 2013	Year ended March 31, 2014
Cash Flows from Operating Activities:
Net income	119,058	193,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	177,280	206,640
Provision for doubtful receivables and probable loan losses	10,016	13,834
Increase in policy liabilities	20,990	28,429
Equity in net income of affiliates (excluding interest on loans)	(12,874)	(17,619)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(7,883)	(64,923)
Gains on sales of available-for-sale securities	(17,252)	(14,149)
Gains on sales of real estate under operating leases	(5,816)	(5,872)
Gains on sales of operating lease assets other than real estate	(14,032)	(17,820)
Write-downs of long-lived assets	17,896	23,421
Write-downs of securities	22,838	7,989
Decrease in restricted cash	33,852	22,506
Decrease (Increase) in trading securities	(16,264)	21,300
Decrease in inventories	37,918	11,707
Decrease (Increase) in other receivables	20,782	(6,719)
Increase (Decrease) in trade notes, accounts payable and other liabilities	(8,715)	47,090
Decrease in accrued expenses	(2,207)	(9,076)
Other, net	15,717	30,264

Net cash provided by operating activities	391,304	470,993

Cash Flows from Investing Activities:
Purchases of lease equipment	(736,373)	(859,169)
Principal payments received under direct financing leases	381,080	459,003
Installment loans made to customers	(918,777)	(1,035,564)
Principal collected on installment loans	1,193,884	1,264,649
Proceeds from sales of operating lease assets	173,890	251,567
Investment in affiliates, net	(19,206)	(46,942)
Proceeds from sales of investment in affiliates	3,280	15,426
Purchases of available-for-sale securities	(684,870)	(897,246)
Proceeds from sales of available-for-sale securities	417,534	318,697
Proceeds from redemption of available-for-sale securities	373,729	473,126
Purchases of held-to-maturity securities	(46,567)	(8,519)
Purchases of other securities	(26,855)	(24,761)
Proceeds from sales of other securities	40,568	26,501
Purchases of other operating assets	(15,152)	(52,550)
Acquisitions of subsidiaries, net of cash acquired	(43,223)	(94,395)
Sales of subsidiaries, net of cash disposed	(171)	—
Other, net	12,886	8,011

Net cash provided by (used in) investing activities	105,657	(202,166)

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(20,507)	(105,784)
Proceeds from debt with maturities longer than three months	1,365,827	1,210,209
Repayment of debt with maturities longer than three months	(1,790,616)	(1,497,689)
Net increase in deposits due to customers	6,623	127,610
Cash dividends paid to ORIX Corporation shareholders	(9,676)	(15,878)
Contribution from noncontrolling interests	1,133	11,089
Cash dividends paid to redeemable noncontrolling interests	(5,763)	(1,224)
Net decrease in call money	—	(5,000)
Other, net	(14,214)	2,088

Net cash used in financing activities	(467,193)	(274,579)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,636	6,755

Net increase in Cash and Cash Equivalents	39,404	1,003
Cash and Cash Equivalents at Beginning of Year	786,892	826,296

Cash and Cash Equivalents at End of Year	826,296	827,299

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About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2013 – March 31, 2014.”

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